UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
          Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934
                                (Amendment No. 5)

                              NET PERCEPTIONS, INC.
                       (Name of Subject Company (Issuer))
                           OBSIDIAN ENTERPRISES, INC.
                       (Names of Filing Person (Offeror))
                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)
                            ________________________
                                   64107 U 101
                      (CUSIP Number of Class of Securities)

                                Timothy S. Durham
                             Chief Executive Officer
                           Obsidian Enterprises, Inc.
                         111 Monument Circle, Suite 4800
                           Indianapolis, Indiana 46204
                            Telephone: (317) 237-4055

            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                                   Copies to:
                             Stephen J. Dutton, Esq.
                               Barnes & Thornburg
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                            Telephone: (317) 236-1313



                            CALCULATION OF FILING FEE

                  Transaction Valuation*              Amount of Filing Fee**
                       $10,976,682                           $888

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 28,145,338 (the number of shares of common stock of the subject company outstanding as of October 31, 2003) by $.39 (the value of each share of subject company as of December 12, 2003).

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2004 issued by the Securities and Exchange Commission on November 24, 2003, equals 0.00008090% of the transaction valuation.

[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $906.60        Filing Party: Obsidian Enterprises, Inc.
Form or Registration No.: Form S-4      Date Filed: December 15, 2003

     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 15, 2003, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on December 17, 2003, Amendment No. 2 thereto filed with the Commission on December 23, 2003, Amendment No. 3 thereto filed with the Commission on January 21, 2004, Amendment No. 4 thereto filed with the Commission on February 17, 2004, and Amendment No. 5 thereto filed with the Commission on February 20, 2004 (as amended and supplemented, this "Schedule TO") relating to the offer (the "Offer") by Obsidian Enterprises, Inc., a Delaware corporation ("Obsidian"), to exchange each issued and outstanding share of common stock, par value $.0001 per share (the "Net Perceptions Shares"), of Net Perceptions, Inc., a Delaware corporation ("Net Perceptions"), for 1/25 of a share of common stock, par value $.0001 of Obsidian ("Obsidian Shares"). In lieu of fractional shares, cash will be provided in an amount equal to the value of the fractional share.

Obsidian has filed a registration statement with the Commission on Form S-4 (Reg. No. 333-111191) relating to the Obsidian Shares to be issued to stockholders of Net Perceptions in the Offer (the "Registration Statement"). The terms and conditions of the Offer are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus") and the related Letter of Transmittal.

On February 27, 2004, Obsidian distributed a letter to Net Perceptions' shareholders, encouraging the shareholders wait until they receive Obsidian's proxy statement before making any voting decisions on Net Perceptions' plan of liquidation. A copy of the letter is incorporated by reference into this Schedule TO.

ITEM 12.   EXHIBITS.

(a) Letter distributed to Net Perceptions' shareholders by Obsidian, dated February 27, 2004.





                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                         OBSIDIAN ENTERPRISES, INC.

                                         By: /s/ Timothy S. Durham
                                            ------------------------------------
                                               Timothy S. Durham
                                               Chief Executive Officer


Date:   February 27, 2004